Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
August 3, 2009

3.	News Release
August 3, 2009 - Vancouver, Canada

4.	Summary of Material Change
Cardiome Pharma Corp. today announced that Doug Janzen, formerly President and Chief Business Officer, has been appointed to the role of President and Chief Executive Officer by the Board of Directors, effective immediately.  Bob Rieder, formerly Chairman and Chief Executive Officer, has been appointed Executive Chairman of the Board.

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
Name:	Curtis Sikorsky
Title:	Chief Financial Officer
Phone No.:	604-677-6905

9.	Date of Report
August 11, 2009

Per:	“Curtis Sikorksy”
Curtis Sikorksy, Chief Financial Officer

SCHEDULE “A” - PRESS RELEASE

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE    NASDAQ: CRME   TSX: COM

CARDIOME ANNOUNCES MANAGEMENT TRANSITION

Vancouver, Canada, August 3, 2009 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that Doug Janzen, formerly President and Chief Business Officer, has been appointed to the role of President and Chief Executive Officer by the Board of Directors, effective immediately.  Bob Rieder, formerly Chairman and Chief Executive Officer, has been appointed Executive Chairman of the Board.

 “My tenure as CEO has been very satisfying in terms of what we have together accomplished, and I am honoured to have worked closely with so many talented professionals at Cardiome,” stated Mr. Rieder. “I am excited about our future as I pass the reigns over to Doug Janzen, and I look forward to working with my fellow Board members and the management team as we continue to build value for Cardiome shareholders.”

 “Having successfully led Cardiome through more than a decade of growth and transformation, Bob has implemented a thoughtful and deliberate succession process,” said Richard Glickman, lead independent director of Cardiome’s Board of Directors. “The Board is highly confident that this re-alignment of responsibilities will shepherd in a new chapter in Cardiome’s evolution as a world-class drug development company.”

“I am honoured to have the opportunity to lead this exceptional organization.  We have a fantastic group of dedicated and skilled employees at Cardiome who have succeeded despite the many challenges faced over the past few years, and I am excited about our prospects going forward.” stated Mr. Janzen. “I have worked closely with Bob over the past 6 years and look forward to continuing our joint efforts to build Cardiome through this transition and beyond.  I want to thank him for his dedication and tremendous contribution to Cardiome, and I wish him well in this next phase of his Cardiome career.”

Mr. Rieder, 63, became CEO of Cardiome in March 1998 and Chairman in March 2007.  Mr. Janzen, 40, joined Cardiome as Chief Financial Officer in January 2003, and was appointed President and Chief Business Officer in March 2006, at which time he joined the Board of Directors of Cardiome.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused drug development company dedicated to the advancement and commercialization of novel treatments for disorders of the heart and circulatory system.  Cardiome is traded on the NASDAQ National Market (CRME) and the Toronto Stock Exchange (COM).  For more information, please visit our web site at www.cardiome.com.

For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.  Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information.  Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing.  Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement.  All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.